Exhibit 3.1

CERTIFICATE OF AMENDMENT

TO

AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

GOHEALTH, INC.

GoHealth, Inc. (the “Corporation”), a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware, hereby certifies as follows:

1. This Certificate of Amendment amends the provisions of the Corporation’s Amended and Restated Certificate of Incorporation, as amended and filed with the Secretary of State of the State of Delaware (the “Amended and Restated Certificate of Incorporation”).

2. Article 4.1(a) of the Amended and Restated Certificate of Incorporation is hereby deleted and amended and restated in its entirety as follows:

(a) Authorized Stock. The total number of shares of all classes of stock that the Corporation is authorized to issue is 1,810,000,000 shares, consisting of three classes as follows:

(i) 1,100,000,000 shares of Class A common stock, with a par value of $0.0001 per share (the “Class A Common Stock”);

(ii) 690,000,000 shares of Class B common stock, with a par value of $0.0001 per share (the “Class B Common Stock”); and

(iii) 20,000,000 shares of preferred stock, with a par value of $0.0001 per share (the “Preferred Stock”).

Upon the Effective Time (as defined below) of this Certificate of Amendment to the Amended and Restated Certificate of Incorporation of the Corporation, each fifteen (15) shares of Class A Common Stock or Class B Common Stock either issued and outstanding or held by the Corporation in treasury stock immediately prior to the Effective Time shall, automatically and without any action on the part of the respective holders thereof, be combined and converted into one (1) share of Class A Common Stock or Class B Common Stock, respectively (the “Reverse Stock Split”).

No fractional shares shall be issued in connection with the Reverse Stock Split. For any remaining fraction of a share of Class A Common Stock or Class B Common Stock, the Corporation shall, in lieu of issuing a fractional share, pay cash to such holder equal to the product of such fraction multiplied by the fair market value of one share of Class A Common Stock on the NASDAQ Global Market (as adjusted to give effect to the Reverse Stock Split) on the trading day immediately prior to the Effective Time.

3. The foregoing amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

4. All other provisions of the Amended and Restated Certificate of Incorporation shall remain in full force and effect.

5. The foregoing amendment shall be effective as of 11:59 p.m., Eastern Time, on the date of filing with the Secretary of State of the State of Delaware (the “Effective Time”).

IN WITNESS WHEREOF, the Company has caused this Certificate of Amendment to Amended and Restated Certificate of Incorporation to be executed by Vijay Kotte its Chief Executive Officer, this 17th day of November, 2022.

GOHEALTH, INC.

By:	/s/ Vijay Kotte
Name:	Vijay Kotte
Title:	Chief Executive Officer